United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

EXPLANATORY NOTE

Sections titled “Q3 2024 Financial Highlights,” “9M 2024 Financial Highlights,” “Q3 2024 Operational Highlights,” “Q3 2024 Financial Review – GAAP Results,” “9M 2024 Financial Review – GAAP Results,” “Non-GAAP Measures,” “Other Data,” “Balance Sheet Highlights,” “Cautionary Note Regarding Forward-looking Statements,” “Currency Convenience Translation,” and “About Non-GAAP Financial Measures” and the financial statements contained in the press release which is exhibit 99.1 to this Report on Form 6-K, are incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-278921), filed with the Securities and Exchange Commission on April 25, 2024, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 7, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: November 7, 2024

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